Exhibit 21.1
List of Significant Subsidiaries of C&J Energy Services, Inc.

Entity	State of Formation
CJ Lux Holdings S.a.r.l.	Luxembourg
C&J International B.V.	The Netherlands
CJ Holding Co.	Delaware
C&J Well Services, Inc.	Delaware
C&J Spec-Rent Services, Inc.	Indiana